March 6, 2008

Mail Stop 3720

By U.S. Mail

S. Douglas Hutcheson
Chief Executive Officer and President
Leap Wireless International, Inc.
10307 Pacific Center Court
San Diego, CA 92121

      Re: **Leap Wireless International, Inc.**
           Definitive Schedule 14A
           Filed April 6, 2007
           File No. 000-29752

Dear Mr. Hutcheson:

      We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3350.

                  Sincerely,

                  Kathleen Krebs
                  Special Counsel

cc: *By facsimile to (858) 523-5450*
        Holly M. Bauer, Esq.
        Latham & Watkins LLP